October 29, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Synthetic Biologics, Inc. Registration Statement on Form S-3 File No: 333-260449 Request For Acceleration

Ladies and Gentlemen:

Synthetic Biologics, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-260449), to become effective on Tuesday, November 2, 2021, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Patrick J. Egan, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 or Mr. Egan at (914) 557-5574 or (212) 907-6457 with any questions you may have concerning this request, and please notify her or him when this request for acceleration has been granted.

Very truly yours,

Synthetic Biologics, Inc.

By:	/s/ Steven A. Shallcross
Name: Steven A. Shallcross
Title: Chief Executive Officer and Chief Financial Officer

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP Patrick J. Egan, Esq., Gracin & Marlow, LLP